Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 27, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA DD

Form N-4 Registration Statements (File No. 333-249114)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on April 26, 2021, with respect to the above-referenced filings for Separate Account VA DD of Transamerica Life Insurance Company (“TLIC”) relating to the Vanguard Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	EDGAR – Naming Convention

1.	The name of the product on EDGAR should match the name of the product on the prospectus.

Response: The change will be made on EDGAR.

II.	Vanguard Variable Annuity Prospectus

1.

The mention of Cyber Security in the prospectus is in a Principal Risk section whereas in the SAI, Cyber Security falls under the Non-Principal Risk section. Needing clarity or additional changes to be consistent.

Response: Disclosure has been revised so that Cyber Security falls under its own section in the SAI and not under the Non-Principal Risk section.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 27, 2021

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Senior Counsel